Exhibit 3.29(b)

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

CONCRETE XXVII ACQUISITION, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “corporation”) is

Concrete XXVII Acquisition, Inc.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article the following new Article:

“FIRST: The name of the corporation (hereinafter called the “corporation”) is

USC Michigan, Inc.”

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on this 14th day of March 2002.

/s/ Donald C. Wayne
Donald C. Wayne, President